

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 23, 2016

Mr. Dhru Desai
Chief Financial Officer
Quadrant 4 System Corporation
1501 E. Woodfield Road, Suite 205, S
Schaumburg, Illinois 60173

>   **Re: Quadrant 4 System Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2014**
>   **Filed August 21, 2015**
>   **Response Dated February 10, 2016**
>   **File No. 033-42498**

Dear Mr. Desai:

        We have reviewed your February 10, 2016 response to our comment letter and have the following comment. Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to this comment, we may have additional comments.

Consolidated Financial Statements
Notes to the Consolidated Financial Statements
Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page F-9

    In future filings, please revise your revenue recognition accounting policy to include the additional information you provided to us during our teleconference on February 18, 2016. Specifically, please expand your disclosure to discuss in detail when you recognize revenue for each of your revenue streams.

You may contact Jamie Kessel, Staff Accountant, at 202-551-3727 or Carlos Pacho, Senior Assistant Chief Accountant, at 202-551-3835 if you have any questions regarding the comments.

Sincerely,

/s/ Terry French for

Carlos Pacho
Senior Assistant Chief Accountant
AD Office 11 – Telecommunications